UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Artificial Intelligence Center to Invest in Edge AI Chip Developer Kneron

March 25, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that the company’s wholly-owned subsidiary MTS Artificial Intelligence Center Limited Liability Company (“MTS AI”) has signed a definitive agreement to invest around USD 10 mln in the startup Kneron, an AI chip developer. The investment will enable MTS AI to receive exclusive distribution rights in Russia for Kneron chips as well as move toward creating its own line of AI-ready products leveraging Kneron’s technology.

Kneron’s state-of-the-art AI chips target edge use cases across a wide variety of smart devices — from video cameras and virtual assistants to biometric locks. The chips can locally process advanced AI algorithms, which can be faster and more cost-effective than traditional cloud-based solutions. Potential real-world applications include self-driving cars, intelligent video systems, IoT sensors, industrial robots, as well as drones and UAVs. The first MTS AI products featuring Kneron technology, including AI-ready systems-on-a-chip (SoC), are expected in around one year.

“Today, the world is facing a global AI chip shortage and there are only a handful of companies that produce them. According to our estimates, looking ahead we expect the global AI chip market to grow around 25% annually, which makes Kneron a particularly attractive investment. Moreover, improving access to cutting-edge processors will enable us to speed up the development of AI-based products for the local market,” commented Alexander Khanin, Head of the MTS AI Center. “Going forward, we plan to continue investing in promising AI-focused teams and technologies as part of our venture fund, corporate accelerator, and venture studio.”

The MTS AI Center’s strategy also provides for the establishment of an advisory board — to include leading global experts — as well as foreign hubs aimed at strengthening international cooperation and the import and export of AI-based products.

The Kneron group of companies is a high-tech developer and seller of hardware and software to run AI applications for smart devices at high speed and energy efficiency. The startup was founded in 2015 by engineers from leading microelectronics companies, including Qualcomm and Samsung. Kneron holds patents across its hardware and software solutions, including in chip design and compression algorithms.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: March 25, 2021